EXHIBIT (A)(22)

                     THIRD SUPPLEMENT, DATED APRIL 30, 1997,

                  TO THE OFFER TO PURCHASE DATED MARCH 31, 1997

                              SB ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF

                                 WHX CORPORATION

                OFFERS TO PURCHASE FOR CASH ANY AND ALL SHARES OF

                COMMON STOCK (INCLUDING THE ASSOCIATED RIGHTS) OF

                         DYNAMICS CORPORATION OF AMERICA

                           AT A PRICE OF $45 PER SHARE


                            ------------------------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MAY 20, 1997, UNLESS THE OFFER IS EXTENDED. THE OFFER IS NOT SUBJECT TO ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS (1) THE RIGHTS (AS DEFINED IN THE OFFER TO PURCHASE) HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF DYNAMICS CORPORATION OF AMERICA OR SB ACQUISITION CORP. BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE MERGER (AS DEFINED IN THE OFFER TO PURCHASE) AND (2) SB ACQUISITION CORP. BEING SATISFIED, IN ITS REASONABLE JUDGEMENT, THAT THE RESTRICTIONS CONTAINED IN THE NEW YORK BUSINESS COMBINATION LAW (AS DEFINED HEREIN) WILL NOT APPLY TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER OR TO THE MERGER. SEE THE INTRODUCTION AND SECTIONS 13 AND 14. THE OFFER IS NOT SUBJECT TO FINANCING.

                            ------------------------

                                    IMPORTANT

         Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein) should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder.

         A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Any shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

         Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. If the Distribution Date (as defined in the Offer to Purchase) does not occur prior to the Expiration Date (as defined herein), a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date occurs prior to the Expiration Date, the procedures set forth in Section 3 with respect to the separate delivery of certificates evidencing the Rights must be followed to effect a valid tender.

         Questions and requests for assistance or for additional copies of the Offer to Purchase, the First Supplement thereto, the Second Supplement thereto, this Third Supplement thereto, the revised Letter of Transmittal or other tender offer materials, may be directed to the Information Agent (as defined in the Offer to Purchase) at its address and telephone number set forth on the back cover of this Third Supplement.

April 30, 1997

TO THE HOLDERS OF COMMON STOCK OF DYNAMICS CORPORATION AMERICA:

                                  INTRODUCTION

         The following information amends and supplements the Offer to Purchase dated March 31, 1997 (the "Offer to Purchase"), as amended and supplemented by the First Supplement thereto, dated April 10, 1997 (the "First Supplement"), the Second Supplement thereto, dated April 15, 1997 (the "Second Supplement"), and this Third Supplement thereto, dated April 30, 1997 (the "Third Supplement"), of SB Acquisition Corp., a New York corporation ("Purchaser") and a wholly-owned subsidiary of WHX Corporation, a Delaware corporation ("Parent") pursuant to which Purchaser is now offering to purchase any and all shares of common stock, par value $.10 per share (the "Shares") of Dynamics Corporation of America, a New York corporation (the "Company"), including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement dated as of January 30, 1986, as amended on December 27, 1995, between the Company and First National Bank of Boston, as Rights Agent, at a price of $45 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement, the Second Supplement and this Third Supplement, and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

         Except as otherwise set forth in this Third Supplement, the terms and conditions previously set forth in the Offer to Purchase, the First Supplement and the Second Supplement remain applicable in all respects to the Offer, and this Third Supplement should be read in conjunction with the Offer to Purchase, the First Supplement and the Second Supplement. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase, the First Supplement and the Second Supplement.

         RIGHTS CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY'S BOARD OF DIRECTORS OR PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGEMENT, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE MERGER (THE "RIGHTS CONDITION").

         Based on publicly available information, Purchaser believes that, as of the date hereof, the Rights are not exercisable, certificates for Rights have not been issued and the Rights are evidenced by the certificates for Shares.

         Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender or Shares in accordance with the procedures set forth in Section 3. Unless the Distribution Date occurs prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. Under the terms of the Rights Agreement, a Distribution Date will occur ten days after the public announcement of the commencement of, or the intention to commence, a tender offer for 25% or more of the Shares. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Shares as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights. If a Distribution Date has occurred, certificates representing a number of Rights equal to the number of Shares being tendered must be delivered to the Depositary in order for such Shares to be validly tendered.

         According to the Company 8-A, the Rights Agreement provides that, at any time prior to a person becoming an Acquiring Person (as defined in the Rights Agreement (see Section 7)), the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $.05 per Right.

         Parent and Purchaser are requesting that the Company's Board of Directors redeem the Rights. Redemption of the Rights (or an amendment of the Rights Agreement which Purchaser is satisfied, in its reasonable judgment, renders the Rights inapplicable to the Offer and the Merger) would satisfy the Rights Condition. There can be no assurance that the Company's Board of Directors will take such action. In the event that the Company's Board of Directors fails to do so prior to the intended date of the consummation of the Offer, Purchaser expects its nominees to the Company's Board of Directors, if elected at the Annual Meeting, and subject to their fiduciary duties, to take such appropriate action as shall result in the satisfaction of the Rights Condition. See Section 13.

         BUSINESS COMBINATION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RESTRICTIONS CONTAINED IN SECTION 912 OF THE NYBCL (THE "NEW YORK BUSINESS COMBINATION LAW") WILL NOT APPLY TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER OR THE MERGER (THE "BUSINESS COMBINATION CONDITION").

         Parent and Purchaser are requesting that the Company's Board of Directors take appropriate action so that the New York Business Combination Law is not applicable to the acquisition of Shares pursuant to the Offer or the Merger. See Section 14. There can be no assurance that the Company's Board of Directors will do so. In the event that the Company's Board of Directors fails to do so prior to the intended date of the consummation of the Offer, the Purchaser expects its nominees to the Company's Board of Directors, if elected at the Annual Meeting, and subject to their fiduciary duties, to take such appropriate action as shall result in the satisfaction of the Business Combination Condition.

         Certain other conditions to the Offer are described in Section 13. Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, to waive, in whole or in part, any one or more of the conditions to the Offer. See Sections 13 and 14.

         In the event the Offer is not consummated, Parent and Purchaser intend to explore all options which may be available to them at such time and permissible under all applicable laws and regulations, which may include, without limitation, the solicitation of proxies at future meetings of shareholders to elect nominees, and take such other actions, as may be necessary or appropriate to further the objective of completing the Merger at $45 per Share in cash, and/or the acquisition of Shares through open market purchases, privately negotiated transactions, another tender offer, or otherwise upon such terms and at such prices as they shall determine, which may be at prices other than the price to be paid pursuant to the Offer. Parent and Purchaser also reserve the right to dispose of Shares.
See Section 11.

         According to the Company's Proxy Statement dated March 26, 1997, as of March 14, 1997 there were 3,815,194 Shares outstanding. The Purchaser already owns 109,861 Shares (approximately 2.9%). PURCHASER HAS NOT ACCEPTED FOR PAYMENT OR PURCHASED ANY OF THE APPROXIMATELY 1.53 MILLION SHARES (40% OF THE TOTAL SHARES OUTSTANDING) TENDERED PURSUANT TO THE OFFER AS OF THE ORIGINAL EXPIRATION DATE (NAMELY, 12:00 MIDNIGHT ON APRIL 29, 1997). BY FOLLOWING THE PROCEDURES SET FORTH IN SECTION 4, TENDERING SHAREHOLDERS MAY WITHDRAW THOSE SHARES AT ANY TIME PRIOR TO THE NEW EXPIRATION DATE (NAMELY, 6:00 P.M., TUESDAY, MAY 20, 1997).

         THIS OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THE SECOND SUPPLEMENT, THIS THIRD SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT
INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                        -------------------------------

         1.       TERMS OF THE OFFER; EXPIRATION DATE.

         The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for any and all Shares which are validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn in accordance with Section 4. The term "Expiration Date" means 6:00 p.m., New York City time, on Tuesday, May 20, 1997, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended, by Purchaser shall expire.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE RIGHTS CONDITION, THE BUSINESS COMBINATION CONDITION AND THE EXPIRATION OR TERMINATION OF ALL THE OTHER CONDITIONS SET FORTH IN SECTION 13.

         2.       SOURCE AND AMOUNT OF FUNDS.

         The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and restated as follows:

         Purchaser estimates that the total amount of funds required to purchase Shares pursuant to the Offer and to pay all related costs and expenses will be approximately $180 million. Purchase plans to obtain such funds through capital contributions or advances made by Parent. As of March 31, 1997, Parent had available over $350 million in cash and cash equivalents.

         3.       BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

         The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

         On April 29, 1997, Parent and Purchaser issued the following press release in the early afternoon:

                  "New York -- April 29, 1997 -- WHX Corporation (NYSE: WHX) announced today that Federal District Court Judge Gerard Goettel has issued an order which preliminarily enjoins the tender offer for up to 649,000 shares (approximately 17%) of Dynamics Corporation of America until twenty calendar days after certain corrective disclosures are made. The tender offer is currently scheduled to expire at midnight tonight.

                  WHX is currently reviewing the court's order and will announce its response in the near future. At the present time, approximately one million shares of Dynamics Corp. stock were tendered to the depository."

         Also on April 29, 1997, an officer of the Company, in commenting on the decision by Judge Goettel, remarked, "we hope it's a victory for shareholders."

         On April 30, 1997, Parent and Purchaser issued the following press release:

                  "New York -- April 30, 1997 -- WHX Corporation (NYSE: WHX) announced today that its wholly-owned subsidiary, SB Acquisition Corp., is amending its current tender offer for common stock of Dynamics Corporation of America (NYSE: DYA) to be for any and all shares. The expiration and withdrawal date of the tender offer is being extended until 6:00 p.m. on Tuesday, May 20, 1997.

                  The amended tender offer is subject to two new conditions: first, the invalidation or redemption of Dynamics Corp. of America's "poison pill" rights plan; and, second, an appropriate waiver by the Board of Directors of Dynamics Corp. of America under the New York business combination statute. The tender offer is not subject to financing.

                  As of last night, approximately 1.53 million shares (40% of the total shares outstanding) had been tendered into SB Acquisition Corp.'s tender offer for up to 649,000 shares (approximately 17%).

         WHX also announced that it plans to solicit proxies at the annual meeting of shareholders of Dynamics Corp. of America, which has been rescheduled for August 1, 1997. WHX plans to propose six nominees to the Board of Directors, as well as several by-law amendments and a shareholder resolution requesting the Board of Directors to remove the anti-takeover impediments to WHX's tender offer.

         On April 14, 1997, Dynamics Corp. of America announced that it had increased the size of the Board of Directors from seven to nine members, resulting in the Board of Directors being divided into three classes of directors rather than two. WHX contends that this action is illegal because, among other things, Dynamics Corp. of America's charter improperly grants the Board of Directors, rather than shareholders, the discretion to re-classify the Board from two to three classes. WHX contends that under applicable New York law a company's charter can specify only one category of board classification, not multiple classifications as is the case with Dynamics Corp. of America's charter.

         Furthermore, through its action on April 14 the current Board improperly extended the terms of six current directors for one year beyond the two-year terms to which they were originally elected in 1995 and 1996. WHX contends that this action is also illegal under applicable New York law. WHX plans to promptly seek judicial review of these issues."

         4. PURPOSE OF THE OFFER; THE MERGER OFFER; PROXY SOLICITATION; PLANS FOR THE COMPANY.

         The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

         Parent and Purchaser plan to solicit proxies at the annual meeting of shareholders of the Company, which has been rescheduled for August 1, 1997 (the "Annual Meeting"). The Company has announced that only three directors will be nominated for election at the Annual Meeting. Parent and Purchaser plan nonetheless to propose six nominees to the Board of Directors, as well as several by-law amendments and shareholder resolutions requesting the Board of Directors of the Company to remove the anti-takeover impediments to Purchaser's tender offer. Specifically, Parent intends to solicit proxies from the shareholders of the Company at the Annual Meeting to: (i) adopt shareholder by-laws which will permit holders of at least 9.9% of the Shares to call a special meeting and permit the removal of directors at any time without cause and (ii) adopt a shareholder resolution which repeals by-law provisions adopted after March 14, 1997. Approval of these shareholder by-laws and resolutions would require the vote of 80% of the Shares. Furthermore, Parent intends to solicit proxies from the shareholders of the Company at the Annual Meeting to adopt precatory shareholder resolutions which request the Board to rescind and cancel the Rights and take such other actions (including under the New York Business Combination Law) as may be necessary or appropriate to promptly effect the Merger. Notwithstanding the vote by shareholders, these resolutions would not be binding upon the Board of Directors of the Company. THE OFFER DOES NOT
CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH APPLICABLE SECURITIES LAWS.

         On April 14, 1997, the Company increased the size of its Board of Directors from seven to nine members, resulting in the Board of Directors being divided into three classes of directors rather than two. Parent and Purchaser contend that this action is illegal because, among other things, the Company's Certificate of Incorporation improperly grants the Board of Directors, rather than shareholders, the discretion to re-classify the Board from two to three classes. Parent and Purchaser contend that under applicable New York law, a company's charter can specify only one category of board classification, not multiple classifications as is the case with the Company's charter documents. Furthermore, through its action on April 14 the current Board improperly extended the terms of six current directors for one year beyond the two-year terms to which they were originally elected in 1995 and 1996. Parent and Purchaser contend that this action is also illegal under applicable New York law. Parent and Purchaser plan to promptly seek judicial review of these issues. The Offer is not conditioned on judicial resolution of these issues. If Purchaser acquires Shares pursuant to the Offer prior to such judicial resolution, Parent and Purchaser intend to explore all options which may be available to them from time to time and permissible under all applicable laws and regulations in furtherance of the objective of completing the Merger at $45 per Share in cash, including, without limitation, the solicitation of proxies at future meetings of shareholders to elect nominees, and take such other actions, as may be necessary or appropriate toward that goal, and/or the acquisition of additional Shares through open market purchases, privately negotiated transactions, another tender offer, or otherwise upon such terms and at such prices as they shall determine, which may be at prices other than the price to be paid pursuant to the Offer. Parent and Purchaser also reserve the right to dispose of Shares.

         Purchaser and Parent hereby provide  corrective  disclosure that (i) if
Article XV of the Company's Certificate of Incorporation is applicable and Purchaser acquires 5% of the Shares pursuant to the Offer or otherwise, the affirmative vote of the holders of 80% of the Shares would be required to approve the Merger unless Purchaser and Parent are successful in having Article XV of the Company's Certificate of Incorporation declared invalid and (ii) if Purchaser and Parent are deemed to be part of a Schedule 13(d) group with Lichtenstein (as defined in the Second Supplement) and if at any time Purchaser or Parent are deemed to be a beneficial owner of more than 20% of the Company's outstanding Shares, (x) Purchaser and Parent would be obligated to comply with the terms of the New York Business Combination Law and (y) the Rights issued under the Rights Agreement would be triggered, thereby resulting in potential dilution to Parent's ownership position.

         5.       CONDITIONS OF THE OFFER.

         The discussion set forth in Section 13 of the Offer to Purchase is hereby amended and supplemented as follows:

         Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its reasonable discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if in the reasonable judgment of Purchaser, at any time on or after March 27, 1997 and prior to the acceptance for payment for, such Shares, unless (i) the Rights Condition shall have been satisfied and (ii) the Business Combination Condition shall have been satisfied. Furthermore, notwithstanding any other term or provision of the Offer, and in addition to its other rights under the Offer, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after March 27, 1997, and regardless of any delay in exercising any such rights, and before the acceptance of such Shares for payment or, subject to any applicable rules and regulations of the SEC, the payment therefor, any of the events previously enumerated in
Section 13 shall have occurred (or if such events or facts shall have occurred prior to March 27, 1997, but shall not have been publicly disclosed until after such date).

         6.       CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

         The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and supplemented as follows:

         Appraisal Rights. If the Merger is consummated, shareholders of the Company would have certain rights to dissent and demand appraisal of their Shares under the NYBCL. Dissenting shareholders who comply with the requisite statutory procedures under the NYBCL would be entitled to a judicial determination and payment of the "fair value" of their Shares as of the close of business on the day prior to the date of shareholder authorization of the Merger, together with interest thereon, at such rate as the court finds equitable, from the date the Merger is consummated until the date of payment. Under the NYBCL, in fixing the fair value of the Shares, a court would consider the nature of the transaction giving rise to the shareholders' right to receive payment for Shares and its effects on the Company and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors.

         Certain Litigation. On April 29, 1997, Judge Gerard L. Goettel of the United States District Court, District of Connecticut, issued an order granting the Company's motion for a preliminary injunction to the extent of directing that Purchaser and Parent make further and complete disclosures on certain subjects, and that the Offer be extended for an additional twenty days. The text of the court's order is as follows:

         "This matter comes before the court on plaintiff's motion for a preliminary injunction enjoining defendants WHX Corporation and SB Acquisition Corporation, a subsidiary of WHX formed solely for purposes of the instant transaction ("WHX") , from (1) acquiring shares of plaintiff Dynamics Corporation of America ("DCA") stock as part of an existing tender offer commenced on March 31, 1997 with the ultimate objective being a merger and (2) from making false or misleading statements in its solicitation and other related relief until WHX complies with the federal securities laws. For the reasons discussed below, plaintiff's motion for injunctive relief (document #4) is GRANTED.

                                      FACTS

         DCA  is  a  diversified   manufacturer  of  commercial  and  industrial
products. DCA also holds a 44.1% stake in CTS Corporation. WHX is a domestic integrated steel manufacturer; SB Corporation is a wholly owned subsidiary of WHX that was organized to act as the acquiring corporation in connection with the WHX tender offer that forms the basis of this litigation. Ronald LaBow ("LaBow") is the chairman of WHX. Warren Lichtenstein ("Lichtenstein") is a holder of approximately 5% of DCA stock. In July 1996, Lichtenstein filed with the SEC a Statement on Schedule 13D stating that as of July 26, 1996, he beneficially owned 209,700 shares (or 5.5%) of DCA's outstanding common stock.

         LaBow began purchasing DCA shares in the open market on March 4, 1997. On March 13, 1997, the last business day before the record date for the DCA 1997 annual meeting of shareholders, LaBow negotiated with Lichtenstein for the purchase of 80,000 shares of DCA stock at $32.50 per share-- $7.50 per share less than the tender offer price made less than three weeks later. The number of shares sold were enough to relieve Lichtenstein of his 13D filing obligations. While Lichtenstein subsequently purchased 51,500 shares at $45 per share-- a price $7.50 per share higher than he had received from WHX a few weeks earlier-- this purchase was not enough to set him above the 5% reporting threshold. Defendants contend that prior to this sale, Lichtenstein and WHX had no business contacts regarding DCA.

         WHX continued to purchase additional DCA shares in the open market on March 17, 18, and 24. These purchases totaled 9,600 shares. No further purchase offers were made until after the tender offer was announced on March 31, 1997. Under the terms of tender offer, WHX stated its intent to acquire up to 17% of DCA's outstanding common stock at $40 per share. This price was later raised to $45 per share. (If completed this would still leave WHX with less than 20% of the stock-- an important dividing line.)


                                   DISCUSSION

         There are two distinct bases for the plaintiff's motion. The more definitive one is the claim that WHX is part of a group under ss. 13D of the 1934 Act in that they have aligned themselves with Lichtenstein and his affiliates. If there is in fact a group (and it takes only two parties to make a group) it will have more than 20% of the stock and the proposed merger of WHX with DCA would be prohibited for five years by New York Business Corporate

Law ss. 912(b).1 In addition, if defendants complete the tender offer, with or without Lichtenstein, it would trigger Article XV of DCA shareholder's rights agreement which requires an 80% affirmative vote of the shareholders to merge, rather than the 2/3 vote required by ss. 912(b), simply by having more than 5% of stock. Moreover, the failure to disclose Lichtenstein's cooperation would violate the Williams Act as described below. Both sides have submitted extensive briefing on the question of whether Lichtenstein is working in collaboration with the defendants' interest and both sides deny the need for an evidentiary hearing claiming that the affidavits and transcripts presented clearly favor their argument that there is or is not a group.

         Lichtenstein clearly is a player in this corporate drama. While we cannot say with any certainty at this point whether Lichtenstein is merely prepared to hold the coat of LaBow or whether he is prepared to enter the fray as a combatant, the resolution of this issue depends, to a great extent, upon the credibility of Lichtenstein and LaBow, who have denied such an affinity. As such, this is not an issue easily or, perhaps properly, determined simply on paper. "[A] judge should not resolve a factual dispute on affidavits and depositions for then he is merely showing a preference for `one piece of paper to another.'" SECURITIES AND EXCHANGE COMMISSION V. SPECTRUM, LTD., 489 F.2d 535, 540 (2d Cir. 1973) , QUOTING, SIMS V. GREENE, 161 F.2d 87, 88 (3d Cir.
1947). SEE ALSO FENGLER V. NUMISMATIC AMERICANA, INC., 832 F.2d 745, 747 (2d cir. 1987) (on preliminary injunction motion, where essential facts are in dispute, there must be a hearing and appropriate findings of fact must be made); FORTS V. WARD, 566 F.2d 849, 851 (2d Cir. 1977) (motions for preliminary injunction should not be resolved on basis of affidavits; evidentiary hearing is required to decided credibility issues). Accordingly, an evidentiary hearing seems appropriate.

         The second basis for the proposed injunction concerns misleading disclosures made by the defendants in violation of ss.ss. 14(a), (d), and (e) of the Securities and Exchange Act of 1934. The initial tender offer disclosures were clearly improper in two respects.2 Moveover, defendants went forward with these erroneous proposals even though the SEC had indicated that they were improper. Thereafter, the tender offer disclosures were amended to eliminate those two objectionable aspects when the SEC threatened action. The SEC has not offered any further objections to the amended disclosures. Plaintiff, however, argues that the amended disclosures are misleading in several respects.

         (1) Plaintiff contends that the disclosures are inadequate because of their failure to admit group status. As we have indicated above, we are not prepared to rule on that issue without an evidentiary hearing.

         (2) Plaintiff also argues that the amended disclosures should reveal that defendant's initial disclosures were deemed to violate SEC rules and regulation, yet were made despite SEC advice to the contrary. However, we do not know of any requirement that one must confess error in an amended disclosure, provided that the amended disclosure is thereafter full and complete. Thus, at least with respect to plaintiff's first two claims, we find WHX's disclosures to be satisfactory at this time.

--------
1 N.Y. Bus. Corp. Law ss. 912 prevents hostile bidders from affecting the second-step in merger freezeout transactions by prohibiting an offeror who acquires at least twenty percent of direct or indirect beneficial ownership of outstanding common stock from voting that block of stock and thereafter entering into business combinations, unless the board of the target corporation approves. 2 Initially, WHX proposed to purchase shares only from shareholders who could also provide it with a proxy that could be voted at the plaintiff's 1997 shareholders meeting which was scheduled to occur shortly after the tender offer period. This violated the SEC's "all holders rule" Rule 24(d)-10(a), 17 C.F.R. ss.ss. 240.14(d)-10 (a). It also sought to have a provision allowing it to change of the number of shares that it intended to purchase without extending the expiration date of the proposed offer in the event that certain action was taken by the DCA Board. Under appropriate SEC rules, such an amendment would require an extension of ten business days in the event that the change was made more than ten business day into the offer.

         (3) In addition, plaintiff points to specific language in the disclosures that it claims is inadequate. The present disclosures state that WHX "may be" required to comply with New York law if it is found to be a group. There is, however, no "may" involved: WHX will be required to comply with ss. 912(b) if it is found to be in a group since it will have, collectively, over 20% of the corporation's stock. Conditional representations in a tender offer are improper. POLAROID CORP. V. DISNEY, 862 F.2d 987, 1004-05 (3d Cir. 1988).

         (4) Similar conditional use of "may" also is set forth by defendants with respect to the applicability of Article XV of DCA's Article of Incorporation. Under that provision, if WHX acquires 5% or more of DCA's outstanding shares of common stock, an affirmative vote of 80% of DCA shares would be required to approve a merger. The most direct way around this provision, and indeed the manner being pursued by defendants, is to have Article XV eliminated as being in violation of New York ss. 912(b).3 A more proper way to describe the situation would have been to advise shareholders that an 80% vote of the shares would be required to approve a merger unless the defendants succeeded in having Article XV stricken.

         (5) Plaintiff also complains about the failure of the defendants to indicate its future plans with respect to shareholders if it is foreclosed from effecting a merger for five years. (In its brief, WHX says it is prepared to be a passive investor if it cannot complete the sought-after back-end merger.) In light of the difficulties defendants will face in achieving this merger, we believe that WHX's intent in this regard is material and should be disclosed, at least to the extent included in the brief.

         To obtain a preliminary injunction, a movant must show: (1) irreparable harm and (2) either (a) a likelihood of success on the merits or (b) sufficiently serious questions going to the merits to make them fair grounds for litigation, plus a balance of the hardships tipping decidedly toward the party requesting the preliminary relief. ICN PHARMACEUTICALS, INC. V. KHAN, 2 F.3d 484, 490 (2d Cir. 1993); JACKSON DAIRY, INC. V. H.P. HOOD & SONS, INC., 596 F.2d 70, 72 (2d Cir. 1979). A district court's decision to issue a preliminary injunction is subject only to an abuse of discretion standard. SPEARS, LEEDS & KELLOGG V. CENTRAL LIFE ASSURANCE CO., 85 F.3d 21, 25 (2d Cir. 1996) (reversal appropriate only where district court abused its discretion in applying incorrect law, basing its decision on clearly erroneous findings of fact, or making an error in the substance or the form of injunction issued), CERT. DENIED, 117 S. Ct. 609 (1996).

         Plaintiff seeks this preliminary injunction relying on the provisions of the Williams Act amendments to the Securities and Exchange Act of 1934 ("1934 Act"), adopted by Congress in 1968 in response to the growing use of cash tender offers as a means of achieving corporate takeovers. PIPER V. CHRIS-CRAFT INDUSTRIES, INC., 430 U.S. 1, 22 (1977). The Williams Act was intended to insure that shareholders of companies for which tender offers are made receive, on a timely basis, meaningful and accurate information to enable them to make an informed investment decision. ID. at 35; ICN PHARMACEUTICALS, INC. V. KHAN, 2 F.3d at 490.

         Pursuant to the Williams Act, one making a tender offer must disclose information specified in ss. 13D of the 1934 Act (regarding group status) and other information as the SEC may prescribe. Sections 14(d) and (e) of the 1934 Act make it unlawful to misrepresent or omit to state any material fact. SEE 15 U.S.C. ss. 78n(d), (e).4
--------
3        Defendants have already filed motion for summary  judgment seeking such relief.

4        Materiality  for ss.  14(d) and (e)  purposes  is  governed by the same standard as that governing Rule 10b-5 or Rule 14a-9 and 15, SEABOARD WORLD AIRLINES, INC. V. TIGER INTERNATIONAL, INC., 600 F.2d 355, 360-61 (2d Cir.
1979), and is defined as follows:

         An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding [whether to tender her stock] . . . It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote. What the standard does contemplate is a showing of substantial likelihood that, under all the circumstances, the omitted fact would have assumed significance in the deliberations of a reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the `total Mix' of the information made available.

PRUDENT REAL ESTATE TRUST V. JOHNCAMP REALTY, INC., 599 F. 2d 1140, 1147 (2d Cir. 1979), QUOTING, TSC INDUSTRIES, INC. V. NORTHWAY, INC., 426 U.S. 438, 449
(1976).

In the context of the Williams Act, a preliminary injunction may be issued where there is clear and convincing evidence of a pending and continuous violation of SEC rules and regulations and the moving party has made a showing of irreparable harm. MAYNARD OIL CO. V. DELTEC PANAMERICA S.A., 630 F. Supp. 502, 507 (S.D.N.Y.
1985); SCHMIDT V. ENERTEC CORP., 598 F. Supp. 1528, 1543 (S.D.N.Y. 1984).

         Under the facts as presented by the parties, we find that, at least with respect to DCA's shareholders who have to make a decision on whether to tender their shares, they face irreparable harm if they do not have a full and complete understanding of the ramifications of the situation. SEE ICN PHARMACEUTICALS V. KAHN, 2 F.3d at 489 (curative disclosure sufficient because shareholders had time to consider offer); TREADWAY COMPANIES INC. V. CARE CORP., 638 F.2d 357, 380 (2d Cir. 1980) (curative disclosure sufficient only because shareholders had four months to ponder decision). SEE ALSO GEARHART INDUSTRIES, INC. V. SMITH INTERNATIONAL, INC., 741 F.2d 707, 716 (5th Cir. 1984) (finding 14(e) disclosure violation warranted injunctive relief until such time as proper disclosure was made and a short period thereafter); PABST BREWING CO. V. JACOBS, 549 F. Supp. 1068, 1079 (D.Del.) (granting injunctive relief for corrective disclosure and 30 days cooling-off period for disclosure violations), AFF'D, 707 F.2d 1392 (3d Cir. 1982) ; KIRSCH CO. V. BLISS AND LAUGHLIN INDUSTRIES, INC., 495 F. Supp. 488, 507 (W.D.Mich. 1980) (enjoining defendant from purchasing shares until 30 days after filing was amended). Some of DCA's shareholders might not tender if they are aware of the potential effect of N.Y.Bus. Law ss. 912(b) and DCA's Art. XV. Yet, their tenders cannot be withdrawn after purchases are effected by WHX, pursuant to the terms of the tender offer. Conversely, some shareholders who will not tender might do so if they were provided with such information, but they are locked out of the offer after the existing stock tender is completed.

         Furthermore, defendants cannot claim that they will be harmed by having to make the disclosures required by law, even if correction of past misrepresentations causes a delay in the offer. The only claim of injury by defendants is that it cannot consummate the proposed purchase today. Certainly, that is one factor to consider. But, we think that it is important, in weighing this interest, to bear in mind that the interest is dependent upon the legality of WHX's offer. SEE GULF & WESTERN INDUSTRIES, INC. V. GREAT-ATLANTIC & PACIFIC TEA CO., INC., 476 F.2d 687, 698 (2d Cir. 1973).

         Finally, in our view, the public interest also is served by affording the shareholders with the information they need to make a fully informed decision as to whether to cast their lot with DCA or to tender their stock and invest their money elsewhere. Such shareholders are entitled to the degree of candor which has become customary in business practice and is required by the Williams Act.

                                   CONCLUSION

         Accordingly, we GRANT plaintiff's motion for the preliminary injunction (document # 4) to the extent of directing that further and complete disclosures be made on these subjects by the defendants and that the tender offer period, which is presently scheduled to expire on April 29, 1997, be extended for an additional twenty days.

                                         So ordered."

         The corrective disclosure mandated by the court's order is set forth in
Section 4 of this Third Supplement.

         80% Vote. If the Rights Condition and the Business Combination Condition are satisfied and/or waived in the reasonable judgment of Purchaser, the Merger could not be consummated if Article XV of the Company's Certificate of Incorporation is deemed to be valid and legal unless 80% of the Shares vote to approve the Merger. If the Purchaser cannot consummate the Merger due to the failure to obtain the favorable vote of 80% of the Shares as required by Article XV of the Company's Certificate of Incorporation or otherwise, Parent and Purchaser intend to explore all options which may be available to them at such time and permissible under all applicable laws and regulations, which may include, without limitation, the solicitation of proxies at future meetings of shareholders to elect nominees, and take such other actions, as may be necessary or appropriate to further the objective of completing the Merger at $45 per Share in cash, and/or the acquisition of Shares through open market purchases, privately negotiated transactions, another tender offer, or otherwise upon such terms and at such prices as they shall determine, which may be at prices other than the price to be paid pursuant to the Offer. Parent and Purchaser also reserve the right to dispose of Shares.

         7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

         A new Section 16 is added to the Offer to Purchase as follows:

         The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Following the Offer, a large percentage of the outstanding Shares may be owned by Purchaser.

         According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

         If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System ("Nasdaq") or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the price at which Shares may be acquired pursuant to the Offer.

         The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this status has the effect of allowing lenders to extend credit to shareholders who wish to use the Shares as collateral. Depending upon factors similar to those described above with respect to NYSE eligibility, following the Offer the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations, in which event Shares could no longer be used as collateral for margin loans made by brokers.

         The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

         If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting.

         8. MISCELLANEOUS. Parent and Purchaser have filed with the SEC an amendment to the Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities Exchange Act, furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1, and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 of the Offer to Purchase (except that they will not be available at the regional offices of the SEC).

         Except as modified by this Third Supplement, the terms set forth in the Offer to Purchase, the First Supplement, the Second Supplement and the related Letters of Transmittal remain applicable in all respects to the Offer and this Third Supplement should be read in conjunction with the Offer to Purchase, the First Supplement, the Second Supplement and the related Letter of Transmittal.

                                        SB ACQUISITION CORP.

April 30, 1997

         Manually executed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                                         The Depositary for the Offer is:


                                         HARRIS TRUST COMPANY OF NEW YORK


       By Mail:             By Overnight Courier:              By Hand:
  Wall Street Station     77 Water Street, 4th Floor        Receive Window
     P.O. Box 1023            New York, NY 10005      77 Water Street, 5th Floor
New York, NY 10268-1023                                   New York, NY 10005
                           By Facsimile Transmission:
                        (for Eligible Institutions Only)
                             (212) 701-7636 or 7637

                    For Information Telephone (call collect):
                                 (212) 701-7624






         Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.

                                Wall Street Plaza
                            New York, New York 10005
                            Telephone: (212) 440-9800

                                       or

                         CALL TOLL FREE: (800) 223-2064